Contact

www.linkedin.com/in/thomas-hobson-a81285a0 (LinkedIn)

Top Skills

Management
Account Management
Microsoft Office

Thomas Hobson

Chief Executive Officer at Solution Agency
Cincinnati, Ohio, United States

Experience

Solution Agency

7 years 1 month

Chief Executive Officer
August 2020 - Present (2 years 2 months)
Cincinnati, Ohio, United States

Chief Growth Officer
September 2015 - August 2020 (5 years)

Cintas Corp

3 years 1 month

Sales Specialist
May 2014 - July 2015 (1 year 3 months)

Sales Representative
May 2013 - May 2014 (1 year 1 month)

Management Trainee
July 2012 - May 2013 (11 months)

Education

Indiana University - Kelley School of Business

Accounting and Finance

Saint Xavier High School